SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 1) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:

                               ILAN K. REICH, ESQ.
                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200
                         -------------------------------

         This Statement amends and supplements (i) the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1998, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (as so amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $35.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), and (ii) the Schedule 13D filed by the Parent and the Purchaser with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDER

         The information set forth in the seventeenth paragraph of Section 12 of the Offer to Purchase entitled "Purpose of the Offer; Merger Agreement; Plans for the Company" is hereby amended in its entirety as follows:

                  Employee Arrangements. The Merger Agreement provides that the Parent and the Purchaser will continue the employment of all persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries ("Retained Employees"). Payments under certain employee and severance agreements are required to be made at the consummation of the Offer.

ITEM 10.   ADDITIONAL INFORMATION

         The  information  incorporated  by  reference  into  Item  10(f) of the
Schedule 14D-1 is hereby amended and supplemented by the following information:

         (i)  The   information   set  forth  in  the  tenth  paragraph  of  the
Introduction of the Offer to Purchase is hereby amended by deleting the words "while the Purchaser and the Parent have no reason, as of the date of this Offer to Purchase, to believe that such information is incorrect in any material respect, none of the Purchaser, the Parent, their respective affiliates or any representative of any of the foregoing assumes any liability therefor".

         (ii) The information set forth in the second sentence of the first paragraph of Section 8 of the Offer to Purchase entitled "Certain Information Concerning the Company" is hereby deleted.

         (iii) The information set forth in the last sentence of the second to last paragraph of Section 8 of the Offer to Purchase entitled "Certain Information Concerning the Company" is hereby amended by deleting the words "None of the Parent, the Purchaser or the Company assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts and the" and inserting the word "The" immediately before the word "Company".

         (iv) The information set forth in the clause (i) of the first paragraph of Section 14 of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended by inserting the words "before the Expiration Date" immediately after the word "satisfied".

         (v) The information set forth in the clause (ii) of the first paragraph of Section 14 of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended by inserting the words "before the Expiration Date" immediately after the word "exercisable".

         (vi) The information set forth in the clause (iii) of the first paragraph of Section 14 of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended by deleting the words "time of acceptance of Shares for payment pursuant to the Offer" and inserting instead the words "Expiration Date".

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following Exhibits (a)(9), (a)(10) and (a)(11).

         (a)(9) Election Form With Respect to Shares of Handy & Harman Stock Distributed to Participants of the Handy & Harman Savings Plan.
         (a)(10) Letter from ChaseMellon Shareholder Services to Dividend Reinvestment Plan Participants.
         (a)(11) Letter from ChaseMellon Shareholder Services to Employee Stock Purchase Plan Participants.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 1998
                                     WHX CORPORATION


                                     By:/S/ STEWART TABIN
                                        ----------------------------
                                        Name:   Stewart E. Tabin
                                        Title:  Assistant Treasurer



                                     HN ACQUISITION CORP.


                                     By: /S/ STEWART TABIN
                                         ----------------------------
                                         Name:  Stewart E. Tabin
                                         Title: Vice President

                                  EXHIBIT INDEX

         (a)(9) Election Form With Respect to Shares of Handy & Harman Stock Distributed to Participants of the Handy & Harman Savings Plan.

         (a)(10) Letter from ChaseMellon Shareholder Services to Dividend Reinvestment Plan Participants.

         (a)(11) Letter from ChaseMellon Shareholder Services to Employee Stock Purchase Plan Participants.